SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001 -20 Publicly-held Company - CVM Registry: 1431-1

RI COPEL 016 / 2007

COMMUNICATION TO THE MARKET

INCREASE OF SHAREHOLDING INTEREST IN DOMINÓ HOLDINGS S.A.

     Companhia Paranaense de Energia – COPEL, in compliance with CVM Instruction No. 358/2002, informs the market that on November 27, 2007, the Company's Board of Directors, at its 119th ordinary meeting, approved the submission of a firm proposal for the acquisition of the entire interest owned by Sanedo in the capital of Dominó Holdings.

     The company Sanedo Participações Ltda., intending to sell all the shares held by it in the company Dominó Holdings S.A., formalized on September 11, 2007, a proposal to sell its shareholding interest in that company to Companhia Paranaense de Energia. At the 118th meeting of the Board of Directors held on September 28, 2007, analyses were submitted involving the possible alteration of Copel's interest in other companies, including the interest of Sanedo in the capital of Dominó Holdings, in which Copel already owns 15% (fifteen percent), and whose assets are exclusively made up of common and preferred shares of the Companhia de Saneamento do Paraná - Sanepar. After analyzing and defining all the procedures inherent in the transaction and based on the justifications and conclusions presented, the Executive Board approved, ad referendum the Board of Directors, submission of the firm commitment to purchase the entire interest of Sanedo, corresponding to 30% (thirty percent) of the capital of Dominó Holdings.

Curitiba, November 27, 2007

Paulo Roberto Trompczynski
CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.